UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2004            File No.    0-50169

Sovereign Chief Ventures Ltd.

(Name of Registrant)

333 Cedar Street, Suite 300, Abilene Texas 79601

(Address of principal executive offices)

1.

News Release dated July 30, 2004

2.

News Release dated August 5, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Sovereign Chief Ventures Ltd..

(Registrant)

Dated:  August 9, 2004             By:  /s/ Bill O. Wood

                                                          Bill O. Wood, President

SOVEREIGN CHIEF VENTURES LTD. 333 CEDAR STREET, SUITE 300 ABILENE, TEXAS 79601

N E W S  R E L E A S E

Trading Symbols:

TSX Venture Exchange: SCV.TSXV

OTC PINK SHEETS: SCVTF

SOVEREIGN TO ISSUE UP TO$300,000 CONVERTIBLE NOTES

July 30, 2004 – Sovereign Chief Ventures Ltd. (the "Company") will issue by way of private placement up to US$300,000 convertible notes due one year from the date of issue and subject to earlier acceleration in certain circumstances. The notes will be convertible into shares of the Company at $0.26 per share exerciseable for a period of one year.

The proceeds from the issue of the notes will be used to cover drilling and completion costs of the Kardokus 5-10 well to be drilled at the Lasley Project in western Oklahoma.

The issue of the notes is subject to the approval of the TSX Venture Exchange.

Additional information can be obtained at Sovereign's web site www.sChiefv.com

"Bill O. Wood"

 Bill O. Wood, President

Telephone:

(325) 676-8500          Facsimile:(325) 676-8106           Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.

SOVEREIGN CHIEF VENTURES LTD.
333 CEDAR STREET, SUITE 300
ABILENE, TEXAS 79601

N E W S   R E L E A S E

Trading Symbols:

     TSX Venture Exchange:

  SCV.TSXV
    OTC PINK SHEETS:          SCVTF

Kardokus 4-10 Starts Completion and 5-10 Starts Drilling

August 5, 2004 – The Company is pleased to announce that early this week the completion rig moved on location to complete the Kardokus 4-10 well at the Lasley Project in western Oklahoma.  The well was drilled to a target depth of 14,800 feet and pipe has been set down through the Atoka formation.  The operator fraced the Atoka formation yesterday and the well is flowing.  Production rates and volumes will be established and reported next week.  Additional hydrocarbon shows were encountered in the Marchand, Lower Skinner, and Red Fork A, D, and F formations.  Sovereign has a 14%+/- working interest in the well.

Western Oil & Gas, the operator of the Kardokus 5-10 well, has moved the Strata Rig #1 on location to drill the Kardokus 5-10.  The operator estimates that it will take 25 to 35 days to reach target depth of 13,800 feet.  The estimated cost to drill and complete the well is $1,693,000 US.  Sovereign has a 12.91% +/- working interest in the well.

Both wells are offsets to the Kardokus 3-10 well completed in August of 2003, which has produced 399,663 MCF and is presently producing at 1,800 to 2,000 MCF of gas per day.

Additional information about the projects Sovereign is presently participating in can be seen on its web site sChiefv.com

"Bill O. Wood"

Bill O. Wood, President

Toll Free:  1-877-366-4464       Telephone:

(325) 676-8500     Facsimile:(325) 676-8106    Email:info@schiefv.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy accuracy of this news release.